Petrohawk Energy Corporation

1000 Louisiana, Suite 5600

Houston, Texas 77002

Telephone (832) 204-2700

April 11, 2011

Mr. Mark C. Shannon

Branch Chief

U. S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C.  20549

Re:	Petrohawk Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
File No. 001-33334

Dear Mr. Shannon:

Thank you for the comments included in your letter dated March 31, 2011.  I am providing the enclosed responses on behalf of Petrohawk Energy Corporation (the “Company”).  Each of your comments is reproduced below, with specific responses following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Oil and Natural Gas Operations, page 5

1.                                       Please expand your disclosure in regards to the guaranteed natural gas delivery commitments resulting from your KinderHawk joint venture.  Refer to Item 1207 of Regulation S-K.  As part of your expanded disclosure, please quantify the amount of the annual true-up fee that you would be required to pay if the minimum annual quantities are not delivered, or how such amount would be calculated in the alternative scenario if the fee is not fixed.  Please provide us with a sample of your proposed expanded disclosure in your response to this comment.

RESPONSE

We note the comment and propose to address it by including the following modified disclosure from our Form 10-K in our Form 10-Q for the fiscal quarter ended March 31, 2011 (which we will update and include in our subsequent Form 10-Qs and our annual report on Form 10-K for the year ending December 31, 2011 and each year thereafter so long as the obligation remains):

“We are obligated to deliver to KinderHawk agreed upon minimum annual quantities of natural gas from our operated wells producing from the Haynesville and Lower Bossier

Shales, within specified acreage in Northwest Louisiana through May 2015, or in the alternative, pay an annual true-up fee to KinderHawk if such minimum annual quantities are not delivered.  The minimum annual quantities per contract year are as follows:

Contract Year	Minimum Annual Quantity (Bcf)
Year 1 (partial) -2010	81.090
Year 2 — 2011	152.899
Year 3 — 2012	238.595
Year 4 — 2013	324.047
Year 5 — 2014	368.614
Year 6 (partial) — 2015	143.066

These quantities represent 50% of our anticipated production from the specified acreage at the time we entered into the contract.  Production from this acreage has been significantly in excess of these quantities during 2010 and through the first quarter of 2011, and we have not been obligated to pay a true-up fee to date.

We pay KinderHawk negotiated gathering and treating fees, subject to an annual inflation adjustment factor. The gathering fee is currently equal to $0.34 per thousand cubic feet (Mcf) of natural gas delivered at KinderHawk’s receipt points. The treating fee is charged for gas delivered containing more than 2% by volume of carbon dioxide. For gas delivered containing between 2% and 5.5% carbon dioxide, the treating fee is between $0.030 and $0.345 per Mcf, and for gas containing over 5.5% carbon dioxide, the treating fee starts at $0.365 per Mcf and increases on a scale of $0.09 per Mcf for each additional 1% of carbon dioxide content.  In the event that annual natural gas deliveries are ever less than the minimum annual quantity per contract year set forth in the table above, our true-up fee obligation would be determined by subtracting the volumes delivered from the minimum annual quantity for the applicable contract year and multiplying the positive difference by the sum of the gathering fee in effect on the last day of such year plus the average monthly treating fees for such year.  For example, if the quantity of natural gas delivered in 2011 were 50 Bcf less than the minimum annual quantity for such year and the year-end gathering fee was $0.34 per Mcf and the average treating fee for the period was $0.345 per Mcf, the true-up fee would be $34.3 million.

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Finally, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also understand that the Division of Enforcement has access to all information that we provide to the staff of the Division of Corporation Finance in your review of our filings and in response to your comments.

We appreciate your comments and your prompt attention to our responses. If you have any questions or further comments, I can be reached at (832) 204-2772.

Very truly yours,

David S. Elkouri
Executive Vice President,
General Counsel and Secretary